Exhibit 99.1

SU Group Holdings Receives Nasdaq Notification Regarding

Publicly Held Shares Deficiency

HONG KONG, August 29, 2025 -- SU Group Holdings Limited (Nasdaq: SUGP) (“SU Group” or the “Company”), an integrated security-related engineering services company in Hong Kong, today announced that on August 27, 2025, it received a written notification letter from The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that it was not in compliance with Nasdaq’s listing rules (the “Listing Rules”) as set forth in Listing Rule 5550(a)(4) given the Company’s failure to maintain a sufficient number of publicly held shares (the “Notice”).

Citing the Company’s Event Form submitted to Nasdaq on August 7, 2025, Nasdaq calculated the Company’s publicly held shares as approximately 424,000 (which amount excludes shares held by officers, directors, or beneficial owners of 10 percent or more), on a post-split basis, effective as of August 25, 2025. To satisfy the requirement for continued listing on Nasdaq, the Company must maintain a minimum of 500,000 publicly held shares. The Notice is only a notification of deficiency, not of imminent delisting, and has no immediate effect on the listing or trading of the Company’s shares which will continue to trade uninterrupted on the Nasdaq Capital Market under the ticker “SUGP.”

The Notice states that the Company has until October 13, 2025, to submit a plan to regain compliance with Listing Rule 5550(a)(4). The Company intends to submit a plan to regain compliance with Listing Rule 5550(a)(4) within the required timeframe. If Nasdaq does not accept the Company’s plan, the Company will have the opportunity to appeal the decision in front of a Nasdaq Hearings Panel.

About SU Group Holdings Limited

SU Group (Nasdaq: SUGP) is an integrated security-related services company that primarily provides security-related engineering services, security guarding and screening services, and related vocational training services in Hong Kong. Through its subsidiaries, SU Group has been providing turnkey services to the existing infrastructure or planned development of its customers through the design, supply, installation, and maintenance of security systems for over two decades. The security systems that SU Group provides services include threat detection systems, traffic and pedestrian control systems, and extra-low voltage systems in private and public sectors, including commercial properties, public facilities, and residential properties in Hong Kong. For more information visit www.sugroup.com.hk.

Forward-Looking Statements

The Company makes forward-looking statements in this report within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to expectations or forecasts for future events. These statements may be preceded by, followed by or include the words “may,” “might,” “will,” “will likely result,” “should,” “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “continue,” “target” or similar expressions. These forward-looking statements are based on information available to the Company as of the date of this report and involve substantial risks and uncertainties. Actual results may vary materially from those expressed or implied by the forward-looking statements herein due to a variety of factors, including the Company’s ability to submit a plan to regain compliance satisfactory to Nasdaq; the Company’s ability to evidence that it has a minimum of 500,000 publicly held shares; and other risks and uncertainties set forth in our reports filed with the Securities and Exchange Commission. The Company does not undertake any obligation to update forward-looking statements as a result of new information, future events or developments or otherwise.

Contact:

Global IR Partners
David Pasquale
Phone: +1 914-337-8801
Email: SUGP@globalirpartners.com